May 6, 2022

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Aamira Chaudhry
Ms. Theresa Brillant

Re: Live Nation Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-32601

Ms. Chaudhry and Ms. Brillant :

This is to confirm that on May 4, 2022 in a telephone conversation Brian Capo spoke to Theresa Brillant to request that Live Nation Entertainment, Inc. (the “Company”) be granted an extension of 10 business days to provide responses to the comments of the Securities and Exchange Commission staff contained in its letter dated April 26, 2022 with respect to the Company’s Form 10-K for the year ended December 31, 2021. Such extension was granted, and the Company will provide its responses no later than May 24, 2022. If you have any questions or comments to this letter, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer